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SEC MAIL PROCESSING RECEIVED JUN 18 2015 WASH., DC 408 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NativeOne Institutional Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Center Avenue, 20th Floor
(No. and Street)

Leonardo (City) NJ (State) 07737 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Smith (732) 291-2600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023 (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

NativeOne Institutional Trading, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014

NativeOne Institutional Trading, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Dennis Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NativeOne Institutional Trading, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Subscribed and sworn
to before me

6-15-15

Janelle Hanlon
Notary Public
New Jersey
My Commission Expires 04-17-19
No. 2384130

NativeOne Institutional Trading, LLC
Index
December 31, 2014

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Nativeone Institutional Trading, LLC
33 Center Avenue
Leonardo, NJ 07737

We have audited the accompanying statement of financial condition of Nativeone Institutional Trading, LLC (the Company) as of **December 31, 2014** and the related statements of operations, changes in members' equity and cash flows for the year ended **December 31, 2014**. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has had no revenues since inception and in May 2015 had a net capital deficiency (Notes 4 and 5) both of which raise substantial doubt about the Company's ability to continue as a going concern. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to generate future revenues and or raising capital through the issuance of subordinated debt or by the infusion of additional capital. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nativeone Institutional Trading LLC as of **December 31, 2014** and the results of its operations and its cash flows for the year ended **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Nativeone Institutional Trading LLC. financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 16, 2015

NativeOne Institutional Trading, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	9,970
Total assets	$	9,970
Liabilities and Member's Equity		
Liabilities	$	-
Member's equity		9,970
Total liabilities and member's equity	$	9,970

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC

Statement of Operations
For the year ended December 31, 2014

Revenue	
Commissions	$ 110
Expenses	
Bank Charges	140
Regulatory fees	1,800
Total expenses	1,940
Net loss	$ (1,830)

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2014

Balance, January 1, 2014	$ 110,000
Capital additions	1,800
Net loss	(1,830)
Capital distributions	(100,000)
Balance, December 31, 2014	$ 9,970

The accompanying notes are an integral part of these financial statements.

NativeOne Institutional Trading, LLC

Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities	
Net loss	$ (1,830)
Net cash provided by operating activities	(1,830)
Cash used in financing activiites:	
Member contribution	1,800
Members' distributions	(100,000)
Net cash used in financing activities	(98,200)
Net decrease in cash for the year	(100,030)
Cash, beginning of year	110,000
Cash, end of year	$ 9,970

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

NativeOne Institutional Trading, LLC (the "Company"), a wholly owned subsidiary of NativeOne Financial Holdings, LLC (the "Parent"), is a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company may provide equity and fixed income trading services to institutional clients in exchange for commissions as well as underwriting services. Investors consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of qualified or accredited investors.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Tax returns for tax years 2011 and beyond remain subject to examination by the Internal Revenue Service and the State of New Jersey.

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,970 which exceeded the required net capital by $4,970.

The Company is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not handle cash or securities on behalf of customers.

4. Going Concern

The Company has not had substantial operations as a broker dealer in 2014. It relies upon its ability to return to a profitable state by accepting capital infusions from its parent company. The member of the Company is committed to provide the capital to support the Company's continuing operations as needed.

5. Subsequent Events

On April 10, 2015, the Company's operations were suspended by FINRA for not timely filing its December 2014 annual audit report and on May 5, 2015, the Company removed $6,000 of its capital, causing the Company's net capital to fall below its required minimum. The Company intends to make a capital contribution to cure the deficiency.

NativeOne Institutional Trading, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2014

Member's equity	$ 9,970
Net capital	9,970
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 4,970
Aggregate Indebtedness - total liabilities	$ -
Ratio of aggregate indebtedness to net capital	0: 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

See Independent Auditor's Report

NativeOne Institutional Trading, LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i). The Company does not handle cash or securities on behalf of customers.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Nativeone Institutional Trading, LLC
33 Center Avenue
Leonardo, NJ 07737

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nativeone Institutional Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nativeone Institutional Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions) and (2) Nativeone Institutional Trading, LLC stated that Nativeone Institutional Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nativeone Institutional Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nativeone Institutional Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPA's, LLP
Certified Public Accountants (NY)

New York, NY
June 16, 2015

NativeOne Institutional Trading, LLC

Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

In accordance with the FINRA membership agreement applicable to NativeOne Institutional Trading, LLC ("Company"), it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exception.

Managing Member